Exhibit 12

Ratio of Earnings to Fixed Charges

	Nine Months Ended 3/31/2011		Fiscal Year Ended
			2010		2009	2008	2007	2006
	In Thousands
Earnings, calculated as follows:

Add the following:
(a) pretax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	6,963		6,508		(11,475)	(4,797)	(7,914)	(1,174)
(b) fixed charges:
(i) interest expensed and capitalized	38		74		106	36	24	15
(ii) amortized premiums, discounts and capitalized expenses related to indebtedness	—		—		—	—	—	—
(iii) an estimate of the interest within rental expense (estimated at 1/3 of rental expense)	1,038		1,194		1,276	1,156	1,116	1,020
(iv) preference security dividend requirements of consolidated subsidiaries	—		—		—	—	—	—
(c) amortization of capitalized interest	—		—		—	—	—	—
(d) distributed income of equity investees	—		—		—	—	—	—
(e) your share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—		—		—	—	—	—

	8,039		7,776		(10,093)	(3,605)	(6,774)	(139)

From the total of the added items, subtract the following:
(a) interest capitalized,	—		—		—	—	—	—
(b) preference security dividend requirements of consolidated subsidiaries, and	—		—		—	—	—	—
(c) the minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—		—		—	—	—	—

	—		—		—	—	—	—

Earnings, as calculated	8,039		7,776		(10,093)	(3,605)	(6,774)	(139)

Fixed Charges (per above)	1,076		1,268		1,382	1,192	1,140	1,035

Ratio of Earnings to Fixed Charges	7.5	x	6.1	x	n/a	n/a	n/a	n/a

Dollar amount of Deficiency (for Footnote)	n/a		n/a		11,475	4,797	7,914	1,174

Estimate of the interest within rental expense
Rental Expense	3,114		3,581		3,827	3,467	3,349	3,059
Estimate of Interest component of rental expense (%)	33.3%		33.3%		33.3%	33.3%	33.3%	33.3%
Estimate of the interest within rental expense	1,038		1,194		1,276	1,156	1,116	1,020